SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 47)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                December 31, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

CUSIP No. 669 752107                                          Page 2 of 16 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        13,645,432 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    13,645,432 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 16 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        1,000,000 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           13,645,432 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    1,000,000 shares

                           10.      Shared Dispositive Power
                                    13,645,432 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 16 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           14,645,432 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    14,645,432 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

         This Amendment No. 47 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,500,000 Communications loaned to the Issuer on December 31, 1997 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

         On January 15, 1998, Communications and Atlantic Video entered into the Allonge No. 2 to Promissory Note (the "1998 Allonge") amending the promissory note dated as of July 21, 1993, in the original principal amount of Fifteen Million Dollars ($15,000,000.00), made by Crown payable to Atlantic Video (as modified by the Allonge to Promissory Note dated December 30, 1993), to further increase the principal amount of the promissory note to $96,000,000.

         The foregoing description of the 1998 Allonge is qualified in its entirety by the text of the 1998 Allonge which is attached hereto as Exhibit
47.1 and is incorporated herein by reference.

Item 4.       Proceeds of the Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On December 31, 1997, pursuant to the March 1997 Seidman Letter, Communications loaned to the Issuer $1,500,000, and the Issuer delivered to Communications a promissory note in like amount (the "December 31, 1997 Promissory Note"). The December 31, 1997 Promissory Note is payable on March 31, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in The Wall Street Journal on December 31, 1997. The December 31, 1997 Promissory Note is secured under the terms of the Communications Security Agreement.

         On January 5, 1998, Crown and Concept each provided to the Issuer a letter agreeing to extend the maturity dates on all of the outstanding and unpaid promissory notes issued by the Issuer to such parties until March 31, 1998 (the "Crown Debt Extension Letter" and the "Concept Debt Extension Letter", respectively)

         The foregoing descriptions of the December 31, 1997 Promissory Note, the Crown Debt Extension Letter and the Concept Debt Extension Letter are qualified in their entirety by the text of the December 31, 1997 Promissory Note, the Crown Debt Extension Letter and the Concept Debt Extension Letter which are attached hereto as Exhibits 47.2, 47.3 and 47.4, respectively and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 47.

Item 7.  Items to be Filed as Exhibits

Exhibit  Description

47.1 Allonge No. 2 to Promissory Note dated January 15, 1998 by and between Crown Communications Corporation and Atlantic Video, Inc.

47.2      Promissory  Note dated  December  31, 1997 made by The  Nostalgia
          Network,   Inc.  to  Crown  Communications   Corporation  in  the
          principal amount of $1,500,000

47.3 Letter dated January 5, 1998 from Crown Communications Corporation to The Nostalgia Network, Inc.

47.4 Letter dated January 5, 1998 from Concept Communications, Inc. to The Nostalgia Network, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  January 15, 1998


                                      CONCEPT COMMUNICATIONS, INC.


                                      /s/ Nicholas Chiaia
                                      By: Nicholas Chiaia, Secretary


                                      CROWN COMMUNICATIONS CORPORATION


                                      /s/ Nicholas Chiaia
                                      By: Nicholas Chiaia, Secretary


                                      CROWN CAPITAL CORPORATION


                                      /s/ Nicholas Chiaia
                                      By: Nicholas Chiaia, Secretary

                                  EXHIBIT INDEX

Exhibit      Description                                                    Page

47.1         Allonge to Promissory Note dated January 15, 1998 by and          9
             between Crown Communications Corporation and Atlantic
             Video, Inc.

47.2         Promissory Note dated December 31, 1997 made by The Nostalgia    10
             Network, Inc. to Crown Communications Corporation in the principal amount of $1,500,000

47.3         Letter dated January 5, 1998 from Crown Communications           15
             Corporation to The Nostalgia Network, Inc.

47.4         Letter dated January 5, 1998 from Concept Communications, Inc.   16
             to The Nostalgia Network, Inc.